Mail Stop 3561

								January 23, 2006

 BY U.S. Mail and Facsimile [ (630) 227-2101 ]

 Mr. Timothy J. Romenesko
   Chief Financial Officer
 AAR CORP.
 One AAR Place, 1100 N. Wood Dale Road
 Wood Dale, Illinois  60191

 	Re:	AAR Corp.
 		Form 10-K for Fiscal Year Ended May 31, 2005
 		Filed July 22, 2005
 		File No. 1-06263

Dear Mr. Romenesko:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K (Fiscal Year Ended May 31, 2005)

Management`s Discussion and Analysis, page 12

1. Provide a discussion of your changing the name and revising the composition of your segments during the most recent fiscal year presented, similar to the discussion provided in the Business section of the filing. As a related matter, please expand the disclosures in the financial statement footnotes to comply with the requirements of paragraph 34 of SFAS 131. We assume that earlier periods have been restated for consistency.

Results of Operations

2. Expand your results of operations section to provide a discussion of your gross profit (loss) by segment for each year presented, and clarify here and in Note 13 to the audited financial statements whether this is the primary profitability measure used by your chief operating decision maker, as is implied in Note 13. In addition, discuss the percentage of your sales and operating profit (loss) generated from international operations and, if material, by geographical region.

3. Provide discussion of the pending litigation with the Michigan Department of Environmental Quality and disclose the amount of accrued costs to date, and the total claims against the Company. Disclose whether or not the Company believes the ultimate outcome will have a material impact on your financial condition and results of operations. Alternatively, please tell us why no related disclosures are considered necessary.

Contractual Obligations and Off-Balance Sheet Arrangements, page
17

4. We believe that scheduled interest payments should generally be included in the table and that interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

5. We note you have purchase obligations approximating $75 million of which $71 million is due in fiscal 2006. You disclose in the paragraphs preceding the table that you anticipate capital expenditures for fiscal 2006 to be $15 million to $20 million. Please disclose the nature of the purchase obligations to be incurred and explain how it differs from the anticipated capital expenditures.

6. To the extent that you are required to or are planning to fund pension or other post-employment benefits in the future, the table should include that information.


Critical Accounting Policies and Significant Estimates, page 17

7. As the accounting for employee benefit plans typically involves numerous assumptions and estimates, we believe that related disclosures may be appropriate in both "Critical Accounting Policies"
and under "Operating Results."  These disclosures should include such
information as the nature of the benefit plans, changes in the plans,
character of deferred gains or losses, a comparison of significant assumptions with actual experience and the nature and timing of future funding requirements. Please refer to the specific guidance set forth in Section II-J of "Current Accounting and Disclosure Issues in the Division of Corporation Finance" for December 1, 2005
and expand your disclosures as appropriate.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Transfer of Financial Assets, page 28

8. We note that your subsidiaries sell certain receivables to a wholly owned and consolidated subsidiary of the company daily. This entity, in turn, sells an undivided percentage ownership interest in the receivables to an unrelated third party. In view of the nature of these activities and their increasing significance, please expand your related disclosures to more completely explain how you record and account for these transactions.

Note 6. Employee Benefit Plans, page 42

9. Please tell us, and specifically disclose, the interest crediting rate under the cash balance pension plan.

10. Please describe to us, in detail, how you selected the discount rates you applied to measure the defined benefit obligations for your domestic plans. Provide us with objectively verifiable support for the rates you have applied in each of the periods for which financial statements have been presented. Your attention is invited to EITF Topic D-36 in this regard. As a related matter, we would expect registrants with material defined benefit plans to clearly disclose how discount rates are determined, either in the financial statement footnotes or in the critical accounting policies discussion in MD&A.
Please see "Current Accounting and Disclosure Issues in the Division of Corporation Finance" dated December 1, 2005, Section II-J for guidance with these disclosures.


Note 7. Aircraft Joint Venture, page 47

11. Refer to the last paragraph under this note. Tell us and disclose your ownership percentage of the joint venture that you consolidate and disclose the reasons why this entity is consolidated.

Form 8-K dated November 18, 2005

12. We note that your exhibit contains references to both EBIT and EBITDA. These measures constitute Non-GAAP financial measures.
As
such, they are subject to the disclosure requirements of CFR
Release
No. 33-8176 and to Regulation G, thereunder. Regardless of whether an exhibit has been furnished or filed, Regulation G requires you to present the most directly comparable financial measure calculated and presented in accordance with GAAP and a quantitative reconciliation of the differences between that measure and the non-GAAP financial measure presented. Further, you should disclose the reasons why management believes that the presentation of the non-GAAP financial measure provides useful information to investors regarding financial position and operating results. Your reasons should be detailed and specific. That is, a statement that the measure is "useful to" analysts, investors or others is not sufficient. Finally, if applicable, you should disclose any additional purposes for which management uses the non-GAAP financial measure that are not otherwise disclosed. Please expand your disclosures accordingly.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



			In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



							David R. Humphrey
							Accounting Branch Chief

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Timothy J. Romenesko
AAR Corp.
January 23, 2006
Page 5